Exhibit 99.1

Click Holdings Limited (CLIK) Announces Partnership with Chongqing Company to Expand

HR and Senior Care Markets

Hong Kong, July 15, 2025 (GLOBE NEWSWIRE) -- Click Holdings Limited (“Click Holdings” or “Click” or “we” or “us”, NASDAQ: CLIK) and its subsidiaries (collectively, the “Company”), a leading human resources and senior care solutions provider based in Hong Kong, announced the signing of a Memorandum of Understanding (MOU) with Chongqing Rongge Huida Human Resources Consulting Limited (“Rongge Huida”), based in Chongqing, China, to collaborate on labor importation under the Hong Kong Special Administrative Region’s Enhanced Supplementary Labour Scheme (ESLS). This partnership marks a strategic expansion for Click in the human resources and senior care sectors, particularly in Chongqing, one of China’s second-tier cities with a significant aging population, unlocking substantial growth opportunities.

Under the MOU, Click will leverage its AI-powered talent matching platform to source Hong Kong employers facing local recruitment challenges, assisting them in obtaining ESLS approvals while ensuring compliance with Hong Kong’s Employees Retraining Ordinance and related regulations. Rongge Huida will recruit qualified Mainland Chinese workers to meet Hong Kong employers’ needs and handle all necessary documentation and approvals for labor export from China. The partnership covers over 150 labor-shortage roles, including nursing, logistics, catering, retail, and cleaning, with a strong focus on senior care to address Hong Kong’s urgent demand for professional caregivers.

Chongqing, a dynamic economic center in Western China with a population surpassing 32 million and a growing elderly community, presents immense opportunities for Click’s senior care business. Through this strategic partnership, Click will harness its deep expertise in senior care to deliver professional training to Rongge Huida, addressing the substantial demand for high-quality senior care services in the region. This collaboration is expected to fuel significant growth in Click’s HR solutions business over the next three years, unlocking new revenue streams and strengthening its competitive edge in the market.

Jeffrey Chan, Chairman, CEO, and Director of Click Holdings, stated: “We are thrilled to establish this strategic partnership with Rongge Huida. As one of China’s most aged cities, Chongqing presents immense opportunities for our senior care and HR solutions businesses. This collaboration not only enhances our service capabilities in Hong Kong but also demonstrates our strategic positioning in the fast-growing cross-border labor market. We are confident that, through AI-driven innovation and efficient execution, Click will deliver long-term value to our shareholders.”

Click’s platform successfully connects over 110,000 job vacancies with freelancers annually, showcasing its robust capabilities in the HR market. Following a recent landmark contract with a Hong Kong government-affiliated entity, this partnership with a Chongqing company further solidifies Click’s position in high-growth sectors. The Company expects that, leveraging Chongqing’s vast talent pool and aging population demand, its business will achieve annualized growth potential exceeding 25%.

About Click Holdings Limited (CLIK)

Click Holdings Limited (NASDAQ: CLIK) is a Hong Kong-based leader in AI-powered human resources and senior care solutions. Through its proprietary platform, CLIK connects clients with a talent pool of over 20,500 professionals, serving nursing, logistics, and professional services sectors.

For more information, please visit https://clicksc.com.hk.

Safe Harbor Statement

This press release contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Click Holdings Limited

Unit 1709-11, 17/F
Tower 2, The Gateway
Harbour City, Kowloon
Hong Kong
Email: jack.wong@jfy.hk
Phone: +852 2691 8200